June 12, 2025

Oz Adler
Chief Executive Officer
SciSparc Ltd.
20 Raul Wallenberg Street, Tower A
Tel Aviv 6971916 Israel

       Re: SciSparc Ltd.
           Amendment No. 1 Registration Statement on Form F-3
           Filed June 10, 2025
           File No. 333-286099
Dear Oz Adler:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 2, 2025 letter.

Amendment No. 1 to Registration Statement on Form F-3 Filed June 10, 2025
General

1. We note that you have filed an exhibits-only amendment. Please revise your registration statement to reflect information as of a date reasonably close to the date of filing the registration statement, including:
           the description of the status of the merger with AutoMax Motors
Ltd.;
           the effects of this offering after completion of the merger with AutoMax Motors
            Ltd.;
           the current shares issued and outstanding;
           the Capitalization section; and
           the Incorporation of Certain Information by Reference section. June 12, 2025
Page 2

       Please contact Cara Wirth at 202-551-7127 or Donald Field at 202-551-3680 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Howard Berkenblit, Esq.